SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Charge Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

159610104

(CUSIP Number)

Arena Investors, LP

2500 Westchester Ave., Suite 401

Purchase, NY 10577

Attention: Lawrence Cutler

Telephone: (212) 612-3205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	21,574,039
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	21,574,039
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,574,0391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%1

14.	Type of Reporting Person (See Instructions)

PN

1 This information is given as of the close of business on September 8, 2023, the business day prior to the filing date of this Schedule 13D, and gives effect to beneficial ownership limitations contained in the Issuer’s derivative securities as described in Item 5 hereof.

Page 2 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	21,574,039
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	21,574,039
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,574,0391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

9.99%1

14.	Type of Reporting Person (See Instructions)

OO

Page 3 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Finance Markets, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,870,736
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,870,736
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,870,7361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.9%1

14.	Type of Reporting Person (See Instructions)

PN

Page 4 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Finance Markets GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,870,736
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,870,736
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,870,7361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.9%1

14.	Type of Reporting Person (See Instructions)

OO

Page 5 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,828,508
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,828,508
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,828,5081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.2%1

14.	Type of Reporting Person (See Instructions)

PN

Page 6 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Fund (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	4,828,508
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	4,828,508
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,828,5081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.2%1

14.	Type of Reporting Person (See Instructions)

OO

Page 7 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Partners I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	7,134,587
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	7,134,587
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,134,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.3%1

14.	Type of Reporting Person (See Instructions)

PN

Page 8 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Special Opportunities Partners (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	7,134,587
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	7,134,587
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,134,5871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

3.3%1

14.	Type of Reporting Person (See Instructions)

OO

Page 9 of 13 pages

CUSIP No. 159610104

1.	Names of Reporting Persons

Arena Structured Private Investments (Cayman), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	971,811
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	971,811
	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

971,8111

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.5%1

14.	Type of Reporting Person (See Instructions)

OO

Page 10 of 13 pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D originally filed on August 21, 2023 (the “Original 13D”) is being filed with respect to the beneficial ownership of common stock, $0.0001 par value per share, of Charge Enterprises, Inc. This Amendment No. 1 supplements Items 4 and 7 and the Exhibit Index of the Original 13D.

ITEM 4.	Purpose of Transaction.

On September 11, 2023, the Investment Manager sent a letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 9, and issued a press release regarding the same, a copy of which is attached hereto as Exhibit 10.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

9.	Letter dated September 11, 2023 from the Investment Manager to the board of directors of the Issuer

10.	Press Release issued by the Investment Manager on September 11, 2023

Page 11 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: September 11, 2023

Arena Investors, LP

Arena Investors GP, LLC

Arena Finance Markets, LP

Arena Finance Markets GP, LLC

Arena Special Opportunities Fund LP

Arena Special Opportunities Fund (Onshore) GP, LLC

Arena Special Opportunities Partners I, LP

Arena Special Opportunities Partners (Onshore) GP, LLC

Arena Structured Private Investments (Cayman), LLC

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Page 12 of 13 pages

EXHIBIT INDEX

Exhibit No.	Document

9.	Letter dated September 11, 2023 from the Investment Manager to the board of directors of the Issuer

10.	Press Release issued by the Investment Manager on September 11, 2023

Page 13 of 13 pages